UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

Form 12b-25
NOTIFICATION OF LATE FILING
FORM 10-Q FOR PERIOD ENDED:  September 30, 1996
SEC FILE NUMBER: 33-15370-D
CUSIP NUMBER: 126586 10 6

PART I-REGISTRANT INFORMATION
Full Name:  CUSA Technologies, Inc.
Address: 986 West Atherton Drive, Salt Lake City, Utah  84123

PART II-RULES 12B-25(b) AND (c)

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25.

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject annual report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III-Narrative

Stated below in reasonable detail are the reasons why Form 10-Q could not be filed within the prescribed time period.

On July 2, 1996, Issuer completed a sale and disposal of approximately one third of its assets, which sale was reported on Form 8K dated July 17, 1996. In addition, the disposal required an audit of the assets sold as of March 31, 1996 to be completed by August 15, 1996 and as a result of the audit requirements of the disposition and the related accounting issues, the June 30, 1996 audit required to complete the Issuer's report on Form 10-K were delayed and is not yet completed. The personnel requirements of the audit have reduced the resources available to complete the quarterly reporting accounting requirements, resulting in a delay in completing the Issuer's September 30, 1996 10-Q filing.

Part IV-Other information

(1)	Please contact Jonathan S. Beckstrand at (801) 269-5085
in regards to this notification.

(2)	Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

     NO

The issuer has not filed its Annual Report on Form 10-K dated June 30, 1996, which was due September 28, 1996.

(3)	It is anticipated that significant changes in results of
operations from the corresponding period will be reflected by the earnings statements to be included in the subject report or portions thereof as described below:

The results of operations for the three months ended September
30, 1996 do not include any of the operations of the Company's medical division, which was disposed pursuant to a plan of disposition effective June 30, 1996. Additionally, because of the management resources which were devoted to the disposal of the medical division, revenues from continuing operations were lower than expected and operating costs were higher than expected.
As a result, when compared with the results from operations previously reported for the same period of the prior year, it is anticipated that the operationsfor the quarter ended September 30, 1996 will show decreased revenuesand decreased net earnings.

CUSA Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 1996


By /s/ D. Jeff Peck


D. Jeff Peck, C.F.O.